Contact

www.linkedin.com/in/carolinaditella
(LinkedIn)

Top Skills

Data Analysis
Statistics
research

Languages

Spanish (Native or Bilingual)
English

Carolina Di Tella

PhD in Neuroscience
New York, New York, United States

Summary

Carolina has a bachelor's in economics and a Ph.D. in neuroscience from New York University, where she specialized in neuroeconomics and social decision-making. Carolina is passionate about the power of new technologies, data science, and behavioral insights to change people's lives for the better.

Experience

Sheperd AI
Chief Scientist Officer and Co-Founder
June 2023 - Present (4 months)

Experiencias LLC
Global Ambassador
June 2022 - Present (1 year 4 months)

Universidad de 'San Andrés'
Professor of Neuroeconomics
July 2021 - Present (2 years 3 months)

Education

New York University
Doctor of Philosophy - PhD, Neuroscience · (2012 - 2020)

Stanford University
Research Assistant, Psychology · (2010 - 2010)

Universidad Torcuato Di Tella
Bachelor's degree, Economics · (2003 - 2007)